EXHIBIT 99.1

Condensed Consolidated
Financial Statements
(unaudited)
June 30, 2021

Shopify Inc.
Condensed Consolidated Balance Sheets
(unaudited)
Expressed in US $000’s except share amounts

		As at
		June 30, 2021	December 31, 2020
	Note	$	$
Assets
Current assets
Cash and cash equivalents	4	2,364,670	2,703,597
Marketable securities	4	5,390,717	3,684,370
Trade and other receivables, net	6	153,400	120,752
Merchant cash advances, loans and related receivables, net	7	415,354	244,723
Income taxes receivable	15	56,943	56,067
Other current assets		79,082	68,247
		8,460,166	6,877,756
Long-term assets
Property and equipment, net	8	86,671	92,104
Intangible assets, net		124,203	135,676
Right-of-use assets, net	8	124,342	119,373
Deferred tax assets	15	52,110	52,677
Equity and other investments	5	2,796,321	173,454
Goodwill	9	311,865	311,865
		3,495,512	885,149
Total assets		11,955,678	7,762,905
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		289,537	300,795
Income taxes payable	15	22,544	19,677
Deferred revenue	6	183,160	107,809
Lease liabilities	8	15,842	10,051
		511,083	438,332
Long-term liabilities
Deferred revenue	6	135,321	21,006
Lease liabilities	8	151,162	144,836
Convertible senior notes	3, 10	909,791	758,008
Deferred tax liabilities	15	127,777	—
		1,324,051	923,850
Commitments and contingencies	8, 12
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 113,198,847 and 110,929,570 issued and outstanding; unlimited Class B multiple voting shares authorized, 11,564,593 and 11,599,301 issued and outstanding	13	7,837,824	6,115,232
Additional paid-in capital		118,396	261,436
Accumulated other comprehensive income	14	3,303	8,770
Retained earnings		2,161,021	15,285
Total shareholders’ equity		10,120,544	6,400,723
Total liabilities and shareholders’ equity		11,955,678	7,762,905

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)
(unaudited)
Expressed in US $000’s, except share and per share amounts

		Three months ended		Six months ended
		June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	Note	$	$	$	$
Revenues
Subscription solutions		334,237	196,434	654,918	384,043
Merchant solutions		785,208	517,907	1,453,174	800,299
		1,119,445	714,341	2,108,092	1,184,342
Cost of revenues
Subscription solutions		63,027	44,400	121,409	82,112
Merchant solutions		435,558	294,907	807,107	470,246
		498,585	339,307	928,516	552,358
Gross profit		620,860	375,034	1,179,576	631,984
Operating expenses
Sales and marketing		201,910	144,850	388,133	299,712
Research and development		183,557	133,227	359,443	249,623
General and administrative		77,966	83,307	145,068	128,149
Transaction and loan losses		17,986	13,366	28,592	27,449
Total operating expenses		481,419	374,750	921,236	704,933
Income (loss) from operations		139,441	284	258,340	(72,949)
Other income, net
Interest income		3,092	5,952	5,922	16,419
Interest expense		(870)	—	(1,743)	—
Net unrealized gain on equity and other investments	5	777,749	—	2,028,693	—
Foreign exchange (loss) gain		(97)	(1,868)	(2,353)	774
Total other income, net		779,874	4,084	2,030,519	17,193
Income (loss) before income taxes		919,315	4,368	2,288,859	(55,756)
(Provision for) recovery of income taxes	15	(40,222)	31,630	(151,321)	60,325
Net income		879,093	35,998	2,137,538	4,569

Net income per share attributable to shareholders:
Basic	16	$7.06	$0.30	$17.25	$0.04
Diluted	16	$6.90	$0.29	$16.83	$0.04

Shares used to compute net income per share attributable to shareholders:
Basic	16	124,547,501	118,740,645	123,899,177	117,773,612
Diluted	16	127,475,063	122,749,980	127,075,352	121,919,207

Other comprehensive (loss) income
Unrealized (loss) gain on cash flow hedges	14	(3,733)	14,495	(7,439)	(8,136)
Tax effect on unrealized (loss) gain on cash flow hedges	14	990	(3,842)	1,972	2,156
Comprehensive income (loss)		876,350	46,651	2,132,071	(1,411)
The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Condensed Consolidated Statements of Changes in Shareholders’ Equity
(unaudited)
Expressed in US $000’s except share amounts

		Common Stock		Additional Paid-In Capital $	Accumulated Other Comprehensive Income (Loss) $	Accumulated Deficit $	Total $
	Note	Shares	Amount $
As at December 31, 2019		116,428,975	3,256,284	62,628	1,046	(304,224)	3,015,734
Exercise of stock options		409,965	30,753	(11,326)	—	—	19,427
Stock-based compensation		—	—	53,752	—	—	53,752
Vesting of restricted share units		385,757	46,370	(46,370)	—	—	—
Net loss and comprehensive loss for the period		—	—	—	(16,633)	(31,429)	(48,062)
As at March 31, 2020		117,224,697	3,333,407	58,684	(15,587)	(335,653)	3,040,851
Exercise of stock options		454,851	30,272	(12,104)	—	—	18,168
Stock-based compensation		—	—	62,324	—	—	62,324
Vesting of restricted share units		288,428	35,326	(35,326)	—	—	—
Issuance of Class A subordinate voting shares, net of offering costs of $26,804, net of tax of $1,501	13, 17	2,127,500	1,462,446	—	—	—	1,462,446
Net income and comprehensive income for the period		—	—	—	10,653	35,998	46,651
As at June 30, 2020		120,095,476	4,861,451	73,578	(4,934)	(299,655)	4,630,440

Shopify Inc.
Condensed Consolidated Statements of Changes in Shareholders’ Equity
(unaudited)
Expressed in US $000’s except share amounts

		Common Stock		Additional Paid-In Capital $	Accumulated Other Comprehensive Income $	Retained Earnings $	Total $
	Note	Shares	Amount $
As at December 31, 2020		122,528,871	6,115,232	261,436	8,770	15,285	6,400,723
Adjustment related to the adoption of ASU 2020-06, Debt	3	—	—	(158,810)	—	8,198	(150,612)
As at January 1, 2021		122,528,871	6,115,232	102,626	8,770	23,483	6,250,111
Exercise of stock options		349,730	35,681	(12,756)	—	—	22,925
Stock-based compensation		—	—	69,156	—	—	69,156
Vesting of restricted share units		268,711	66,113	(66,113)	—	—	—
Issuance of Class A subordinate voting shares, net of offering costs of $7,742, net of tax of $2,790	13	1,180,000	1,543,958	—	—	—	1,543,958
Net income and comprehensive income for the period		—	—	—	(2,724)	1,258,445	1,255,721
As at March 31, 2021		124,327,312	7,760,984	92,913	6,046	1,281,928	9,141,871
Exercise of stock options		268,958	31,828	(11,463)	—	—	20,365
Stock-based compensation		—	—	81,958	—	—	81,958
Vesting of restricted share units		167,170	45,012	(45,012)	—	—	—
Net income and comprehensive income for the period		—	—	—	(2,743)	879,093	876,350
As at June 30, 2021		124,763,440	7,837,824	118,396	3,303	2,161,021	10,120,544

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Condensed Consolidated Statements of Cash Flows
(unaudited)
Expressed in US $000’s

		Six months ended
		June 30, 2021	June 30, 2020
	Note	$	$
Cash flows from operating activities
Net income for the period		2,137,538	4,569
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization and depreciation		30,463	34,297
Stock-based compensation		151,114	116,076
Amortization of debt offering costs	10	1,171	—
Impairment of right-of-use assets and leasehold improvements	8	—	31,623
Provision for transaction and loan losses		14,855	12,040
Deferred income tax expense (recovery)		128,344	(13,728)
Revenue related to non-cash consideration		(18,121)	—
Net unrealized gain on equity and other investments	5	(2,028,693)	—
Unrealized foreign exchange loss (gain)		1,451	(1,231)
Changes in operating assets and liabilities:
Trade and other receivables		(27,406)	(18,980)
Merchant cash advances, loans and related receivables		(188,083)	(22,349)
Other current assets	17	(16,497)	(10,815)
Non-cash consideration received in exchange for services		(192,300)	—
Accounts payable and accrued liabilities		(10,162)	61,659
Income tax assets and liabilities		6,753	(115,387)
Deferred revenue		207,787	11,661
Lease assets and liabilities		3,890	800
Net cash provided by operating activities		202,104	90,235
Cash flows from investing activities
Purchase of marketable securities		(4,149,857)	(1,970,693)
Maturity of marketable securities		2,437,951	1,659,159
Purchase of equity and other investments	17	(401,874)	(10,000)
Acquisitions of property and equipment		(13,451)	(25,329)
Acquisitions of intangible assets		—	(262)
Net cash used in investing activities		(2,127,231)	(347,125)
Cash flows from financing activities
Proceeds from public equity offerings, net of issuance costs	13	1,541,168	1,460,945
Proceeds from the exercise of stock options		43,290	37,595
Net cash provided by financing activities		1,584,458	1,498,540
Effect of foreign exchange on cash and cash equivalents		1,742	(9,204)
Net (decrease) increase in cash and cash equivalents		(338,927)	1,232,446
Cash and cash equivalents – Beginning of Period		2,703,597	649,916
Cash and cash equivalents – End of Period		2,364,670	1,882,362

Supplemental cash flow information:
Cash paid for amounts included in the measurement of lease liabilities included in cash flows from operating activities		13,253	10,142
Lease liabilities arising from obtaining right-of-use assets		12,207	24,429
Acquired property and equipment remaining unpaid		2,264	1,502

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts
1.Nature of Business

Shopify Inc. (“Shopify” or the “Company”) was incorporated as a Canadian corporation on September 28, 2004. Shopify is a leading provider of essential internet infrastructure for commerce, offering trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for reliability, while delivering a better shopping experience for consumers everywhere. Merchants use the Company's software to run their business across all of their sales channels, including web and mobile storefronts, physical retail locations, social media storefronts, and marketplaces. The Shopify platform provides merchants with a single view of their business and customers across all of their sales channels and enables them to manage products and inventory, process orders and payments, fulfill and ship orders, build customer relationships, source products, leverage analytics and reporting, and access financing, all from one integrated back office.

Founded in Ottawa, Canada, the Company's principal place of business is the internet.

2.Basis of Presentation and Consolidation

These unaudited condensed consolidated financial statements include the accounts of the Company and its directly and indirectly held wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated upon consolidation.

These unaudited condensed consolidated financial statements of the Company have been presented in United States dollars (USD) and have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), including the applicable rules and regulations of the Securities and Exchange Commission (SEC) regarding financial reporting. Certain information and note disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations.

In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position, results of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for the interim periods. The financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2020. The condensed consolidated balance sheet at December 31, 2020 was derived from the audited annual financial statements, but does not contain all of the footnote disclosures from the annual financial statements.

The interim results for the three and six months ended June 30, 2021 are not necessarily indicative of the results expected for the full fiscal year.

3.Significant Accounting Policies

Except for the adoption of the Financial Accounting Standards Board's (FASB) Accounting Standards Update (ASU) No. 2020-06, which is discussed below, there have been no material changes to the Company’s significant accounting policies during the three and six months ended June 30, 2021, as compared to the significant accounting policies described in the Company’s annual consolidated financial statements for the year ended December 31, 2020.

As a result of the fair value of some of the Company's investments becoming readily determinable in the period, information on the policy is further described in note 5.

Debt - Accounting for Convertible Instruments

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity's Own Equity, which eliminates certain models associated with accounting for

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts
convertible instruments, makes targeted improvements to the disclosures for convertible instruments and earnings per share guidance, and amends the guidance for the derivative scope exception for contracts in an entity's own equity. The updates are effective for annual periods beginning after December 15, 2021 including interim periods within those periods. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those periods. The Company early adopted this ASU effective January 1, 2021 using the modified retrospective approach. The adoption eliminated the requirement to separately account for the liability and equity components of its 0.125% convertible senior notes due 2025 (the "Notes"), which existed under previous accounting guidance. This results in a reclassification of $158,810 from additional paid-in capital to long-term liabilities. Furthermore, as a result of the adoption, non-cash interest expense related to the Company's currently outstanding Notes has been eliminated. As the Company previously recognized non-cash interest expense relating to the debt discount on the liability component, this results in a $8,198 cumulative adjustment to increase opening retained earnings.

The Company accounts for the Notes at amortized cost as a single unit of account on the balance sheet. The carrying value of the liability is represented by the face amount of the Notes, less debt offering costs, plus any amortization of offering costs. Offering costs are being amortized to interest expense over the term of the Notes using the effective interest rate method.

Use of Estimates

The preparation of consolidated financial statements, in accordance with U.S. GAAP, requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates, judgments and assumptions in these condensed consolidated financial statements include: key judgments related to revenue recognition in determining whether the Company is the principal or an agent to the arrangements with merchants; estimates of expected credit losses related to financial assets measured at amortized cost, including contract balances and merchant cash advances and loans; inputs used to fair value acquired intangible assets and equity investments; estimates involved in evaluating the recoverability of right-of-use assets and leasehold improvements, including, but not limited to, the estimated useful lives of right-of-use assets and leasehold improvements; and the incremental borrowing rate applied to lease payments. Actual results may differ from the estimates made by management.

Revenue Recognition - Non-Cash Consideration

In connection with certain revenue contracts with customers, the Company, from time to time, receives non-cash consideration in the form of equity investments as a component of the transaction price. As disclosed in the revenue recognition policy described in the Company’s annual consolidated financial statements for the year ended December 31, 2020, when the transaction price includes non-cash consideration, the non-cash consideration is measured as the fair value at the inception of the contract, and any changes in fair value after contract inception is excluded from revenue.

The Company has entered into contracts with Affirm Holdings, Inc. (Affirm) in July 2020 and Global-E Online Ltd. (Global-E) in April 2021. The estimated fair value of these contracts were determined using multiple valuation techniques, including the income approach and the market approach. In the case of the strategic partnerships with Affirm and Global-E, the Company is required to provide services for the duration of the strategic partnerships, and revenue is deferred and recognized over time on a ratable basis over the expected terms of the contracts.

Concentration of Credit Risk

The Company’s cash and cash equivalents, marketable securities, trade and other receivables, merchant cash advances, loans and related receivables, and foreign exchange derivative products subject the

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts
Company to concentrations of credit risk. Management mitigates this risk associated with cash and cash equivalents by making deposits and entering into foreign exchange derivative products only with large banks and financial institutions that are considered to be highly creditworthy. Management mitigates the risks associated with marketable securities by adhering to its investment policy, which stipulates minimum rating requirements, maximum investment exposures and maximum maturities. Due to the Company’s diversified merchant base, there is no material concentration of credit risk related to the Company’s trade and other receivables and merchant cash advances and loans receivable. Trade and other receivables and merchant cash advances and loans receivable are monitored on an ongoing basis to ensure timely collection of amounts. The Company has mitigated some of the risks associated with Shopify Capital by entering into an agreement with a third party that insures a portion of the merchant cash advances and loans offered by Shopify Capital. The receivable related to insurance recoveries is included in the merchant cash advances, loans and related receivables balance. There are no receivables from individual merchants accounting for 10% or more of revenues or receivables. Potential ongoing effects from the novel coronavirus "COVID-19" pandemic on the Company's credit risk have been considered in the Company's allowances for expected credit losses on contract balances and merchant cash advances and loans. The Company continues its assessment given the fluidity of COVID-19's global impact.

Interest Rate Risk

Certain of the Company’s cash, cash equivalents and marketable securities and loans earn interest. The Company’s trade and other receivables, accounts payable and accrued liabilities and lease liabilities do not bear interest. The Company's Notes have a fixed annual interest rate and thus, the Company does not have economic interest rate exposure on the Notes. The Company is not exposed to material interest rate risk.

Foreign Exchange Risk

The Company’s exposure to foreign exchange risk is primarily related to fluctuations between the Canadian Dollar (CAD) and the USD. The Company is exposed to foreign exchange fluctuations on the revaluation of foreign currency assets and liabilities. The Company uses foreign exchange derivative products to manage the impact of foreign exchange fluctuations. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counter parties.

While the majority of the Company's revenues and cost of revenues are denominated in USD, a significant portion of operating expenses are incurred in CAD. As a result, earnings are adversely affected by an increase in the value of the CAD relative to the USD.

The following table summarizes the effects on revenues, cost of revenues, operating expenses, and income (loss) from operations of a 10% strengthening(1) of the CAD versus the USD without considering the impact of the Company's hedging activities and without factoring in any potential changes in demand for the Company's solutions as a result of changes in the CAD to USD exchange rates.

	Three months ended
	June 30, 2021			June 30, 2020
	GAAP Amounts As Reported $	Exchange Rate Effect (2) $	At 10% Stronger CAD Rate (3) $	GAAP Amounts As Reported $	Exchange Rate Effect (2) $	At 10% Stronger CAD Rate (3) $
Revenues	1,119,445	2,586	1,122,031	714,341	2,354	716,695
Cost of revenues	(498,585)	(3,168)	(501,753)	(339,307)	(2,065)	(341,372)
Operating expenses	(481,419)	(15,268)	(496,687)	(374,750)	(10,175)	(384,925)
Income (loss) from operations	139,441	(15,850)	123,591	284	(9,886)	(9,602)

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

	Six months ended
	June 30, 2021			June 30, 2020
	GAAP Amounts As Reported $	Exchange Rate Effect (2) $	At 10% Stronger CAD Rate (3) $	GAAP Amounts As Reported $	Exchange Rate Effect (2) $	At 10% Stronger CAD Rate (3) $
Revenues	2,108,092	4,376	2,112,468	1,184,342	3,300	1,187,642
Cost of revenues	(928,516)	(5,783)	(934,299)	(552,358)	(3,342)	(555,700)
Operating expenses	(921,236)	(30,581)	(951,817)	(704,933)	(21,944)	(726,877)
Income (loss) from operations	258,340	(31,988)	226,352	(72,949)	(21,986)	(94,935)
(1) A 10% weakening of the CAD versus the USD would have an equal and opposite impact on our revenues, cost of revenues, operating expenses and income (loss) from operations as presented in the table.
(2) Represents the increase or decrease in GAAP amounts reported resulting from a 10% strengthening in the CAD-USD foreign exchange rates.
(3) Represents the outcome that would have resulted had the CAD-USD rates in those periods been 10% stronger than they actually were, excluding the impact of our hedging program and without factoring in any potential changes in demand for the Company's solutions as a result of changes in the CAD-USD rates.

4.Financial Instruments

As at June 30, 2021, the carrying amount and fair value of the Company’s financial instruments were as follows:

	Level 1 $		Level 2 $		Level 3 $
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Cash equivalents:
Canadian federal bonds and agency securities	25,425	25,543	—	—	—	—
Corporate bonds and commercial paper	62,170	62,255	—	—	—	—
Marketable securities:
U.S. term deposits	1,125,000	1,127,362	—	—	—	—
U.S. federal bonds and agency securities	933,488	936,365	—	—	—	—
Canadian federal bonds and agency securities	902,008	904,066	—	—	—	—
Corporate bonds and commercial paper	—	—	2,430,221	2,436,615	—	—
Derivative assets:
Foreign exchange forward contracts	—	—	10,678	10,678	—	—
Equity and other investments:
Equity and other investments with readily determinable fair values (see note 5)	1,865,826	1,865,826	—	—	508,217	508,217

Liabilities:
Derivative liabilities:
Foreign exchange forward contracts	—	—	1,503	1,503	—	—
The fair values above include accrued interest of $13,395, which is excluded from the carrying amounts. The accrued interest is included in Trade and other receivables in the condensed consolidated balance sheets.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

As at December 31, 2020, the carrying amount and fair value of the Company’s financial instruments were as follows:

	Level 1 $		Level 2 $		Level 3 $
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Cash equivalents:
U.S federal bonds	174,397	174,399	—	—	—	—
Corporate bonds and commercial paper	134,056	134,396	—	—	—	—
Repurchase agreements	—	—	290,000	290,001	—	—
Marketable securities:
U.S. term deposits	885,000	887,102	—	—	—	—
U.S. federal bonds	1,224,052	1,226,657	—	—	—	—
Canadian federal bonds	24,988	24,987	—	—	—	—
Corporate bonds and commercial paper	—	—	1,550,330	1,552,907	—	—
Derivative assets:
Foreign exchange forward contracts	—	—	16,340	16,340	—	—
The fair values above include accrued interest of $7,563, which is excluded from the carrying amounts. The accrued interest is included in Trade and other receivables in the condensed consolidated balance sheets.

All cash equivalents and marketable securities mature within one year of the condensed consolidated balance sheet date.

As at June 30, 2021, the Company held foreign exchange forward contracts to convert USD into CAD, with a total notional value of $433,679 (December 31, 2020 - $340,843), to fund a portion of its operations. The foreign exchange forward contracts have maturities of twelve months or less. The fair value of foreign exchange forward contracts and corporate bonds was based upon Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations are based on bid/ask quotations and represent the discounted future settlement amounts based on current market rates.

Derivative Instruments and Hedging

The Company has a hedging program to mitigate the impact of foreign currency fluctuations on future cash flows and earnings. Under this program, the Company has entered into foreign exchange forward contracts with certain financial institutions and designated those hedges as cash flow hedges. As of June 30, 2021, $10,404 of unrealized gains and $1,503 of unrealized losses related to changes in the fair value of foreign exchange forward contracts designated as cash flow hedges were included in accumulated other comprehensive income and current assets and current liabilities on the condensed consolidated balance sheet. These amounts are expected to be reclassified into earnings over the next twelve months. In the three and six months ended June 30, 2021, $9,325 and $18,479 of realized gains (June 30, 2020 - $4,011 and $5,306 of realized losses) related to the maturity of foreign exchange forward contracts designated as cash flow hedges were included in cost of revenues and operating expenses. Under the current hedging program, the Company is hedging cash flows associated with payroll and facility costs.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts
Convertible Senior Notes

As at June 30, 2021, the estimated fair value of the Company's Notes, as further described in note 10 below, was approximately $1,198,880. The estimated fair value was determined based on the last executed trade for the Notes of the reporting period in an over-the-counter market, which is considered as Level 2 in the fair value hierarchy.

5.Equity and Other Investments

Strategic investments are a part of the Company's strategy and use of capital, expanding our expertise and building strong partnerships around strategic initiatives. The Company holds equity and other investments in public companies with readily determinable fair values, as well as in private companies without readily determinable fair values. Equity and other investments in public companies with readily determinable fair values are carried at fair value at each balance sheet date and any movements in the fair value are recognized into income. Equity and other investments in private companies without readily determinable fair values are carried at cost less impairments, with subsequent adjustments for observable changes (referred to as the measurement alternative).

In July 2020, the Company received an investment in Affirm, as non-cash revenue consideration, as a result of services rendered in conjunction with its strategic partnership for Shop Pay Installments. This equity investment was initially accounted for using the measurement alternative with fair value based on an income approach. The initial value of the investment of $24,710 is being recognized into merchant solutions revenue over the expected term of the contract.

On January 13, 2021, Affirm completed its initial public offering and began trading on the Nasdaq. As a result, the fair value of the investment became readily determinable and the use of the measurement alternative was no longer applicable. As at June 30, 2021, the carrying value of the Company's investment in Affirm was $1,367,043 measured using Affirm's closing share price on the last day of trading of the reporting period and is therefore a Level 1 investment in the fair value hierarchy. For the three and six months ended June 30, 2021, an unrealized loss of $68,403 and an unrealized gain of $1,208,891, respectively, were recorded within other income in the statement of operations and comprehensive income (loss).

In April 2021, the Company received an investment in Global-E, as non-cash revenue consideration, as a result of services rendered in conjunction with a strategic partnership for cross-border commerce offerings. This equity investment was initially accounted for using the measurement alternative with fair value based on a market approach. The initial fair value of the investment of $192,300 is being recognized into merchant solutions revenue over the expected term of the contract.

On May 12, 2021, Global-E completed its initial public offering and began trading on the Nasdaq. As a result, the fair value of the investment became readily determinable and the use of the measurement alternative was no longer applicable. The investment includes common shares and warrants for common shares that vest over time. The common shares are measured using Global-E's closing share price on the last day of trading of the reporting period and are therefore a Level 1 in the fair value hierarchy. The warrants that vest over time require the application of a discount for lack of marketability, which is not an observable input and therefore makes this portion of the investment a Level 3 in the fair value hierarchy. The weighted average discount for lack of marketability applied to the unvested warrants was 18% at June 30, 2021. As at June 30, 2021, the carrying value of the Company's investment in Global-E was $1,007,000. For the three months ended June 30, 2021, an unrealized gain of $814,622 was recorded within other income in the statement of operations and comprehensive income (loss).

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts
Adjustments related to equity and other investments with readily determinable fair values in the three and six months ended June 30, 2021 were as follows:

	Three months ended	Six months ended
	June 30, 2021	June 30, 2021
	$	$
Balance, beginning of the period	1,435,446	—

Adjustments related to equity and other investments with readily determinable fair values:
Transfers from measurement alternative (1)(2)	192,378	350,530
Net unrealized gains	746,219	2,023,513
Balance, end of the period	2,374,043	2,374,043
(1) Effective January 13, 2021, the Company's investment in Affirm no longer qualified for the use of the measurement alternative as the fair value of the investment became readily determinable.
(2) Effective May 12, 2021, the Company's investment in Global-E no longer qualified for the use of the measurement alternative as the fair value of the investment became readily determinable.

For the Company's equity and other investments in private companies without readily determinable fair values, the carrying amount of such investments as at June 30, 2021 was $422,278 (December 31, 2020 - $173,454). For the three and six months ended June 30, 2021, net unrealized gains of $31,530 and $5,180, respectively, relating to these investments were recorded within other income in the statement of operations and comprehensive income (loss).

In the six months ended June 30, 2021, the Company made three separate investments totaling $375,000 in a private company, that is a partner in its ecosystem, without readily determinable fair values, which are currently accounted for using the measurement alternative. Subsequent to the closing of the first investment, the second investment represented an observable transaction and resulted in the recognition of a $26,722 unrealized loss on the first investment.

Adjustments related to equity and other investments without readily determinable fair values for the three and six months ended June 30, 2021 and 2020 were as follows:

	Three months ended		Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	$	$	$	$
Balance, beginning of the period	195,504	12,500	173,454	2,500

Adjustments related to equity and other investments without readily determinable fair values:
Additions	387,622	—	594,174	10,000
Transfers to readily determinable fair values (1)(2)	(192,378)	—	(350,530)	—
Gross unrealized gains	31,530	—	31,902	—
Gross unrealized losses and impairments	—	—	(26,722)	—
Balance, end of the period	422,278	12,500	422,278	12,500
(1) Effective January 13, 2021, the Company's investment in Affirm no longer qualified for the use of the measurement alternative as the fair value of the investment became readily determinable.
(2) Effective May 12, 2021, the Company's investment in Global-E no longer qualified for the use of the measurement alternative as the fair value of the investment became readily determinable.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts
Cumulative gross unrealized gains and cumulative gross unrealized losses and impairment related to equity and other investments without readily determinable fair values held at June 30, 2021 were approximately $33,855 and $26,722, respectively.

6.Contract Balances

When revenue is recognized, the Company records a receivable that is included in trade and other receivables on the condensed consolidated balance sheet. Trade receivables and unbilled revenues, net of allowance for credit losses, were as follows:

	June 30, 2021	December 31, 2020	January 1, 2020
	$	$	$
Unbilled revenues, net	71,297	50,073	31,629
Indirect taxes receivable	41,506	45,961	36,821
Trade receivables, net	20,581	13,449	9,660
Accrued interest	13,395	7,563	5,754
Other receivables	6,621	3,706	6,665
	153,400	120,752	90,529

The allowance for credit losses reflects our best estimate of probable losses inherent in our unbilled revenues and trade receivables accounts. The Company determined the provision based on known troubled accounts, historical experience, supportable forecasts of collectibility and other currently available evidence.

Activity in the allowance for credit losses was as follows:

	Three months ended		Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	$	$	$	$
Allowance, beginning of the period	8,380	4,576	6,041	2,894
Provision for credit losses related to uncollectible receivables	1,480	2,443	5,133	4,149
Write-offs	(3,435)	(1,404)	(4,749)	(1,428)
Allowance, end of the period	6,425	5,615	6,425	5,615

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

Changes in deferred revenue were as follows:

	Three months ended		Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	$	$	$	$
Balance, beginning of the period	137,142	68,464	128,815	62,660
Deferral of revenue	233,853	39,360	260,754	50,517
Recognition of deferred revenue	(52,514)	(33,503)	(71,088)	(38,856)
Balance, end of the period	318,481	74,321	318,481	74,321

Current portion			183,160	67,455
Long term portion			135,321	6,866
			318,481	74,321
The opening balances of current and long-term deferred revenue were $56,691 and $5,969, respectively, as of January 1, 2020.

The ending balance for the three and six months ended June 30, 2021 contains deferred revenue from the non-cash consideration received in conjunction with a strategic partnership with Global-E, as further described in note 5.

7.Merchant Cash Advances, Loans and Related Receivables

	June 30, 2021	December 31, 2020	January 1, 2020
	$	$	$
Merchant cash advances receivable, gross	380,862	218,840	131,227
Related receivables	—	819	3,179
Allowance for credit losses related to uncollectible merchant cash advances receivable	(26,570)	(15,816)	(10,420)
Loans receivable, gross	64,409	43,644	28,547
Allowance for credit losses related to uncollectible loans receivable	(3,347)	(2,764)	(2,361)
Merchant cash advances, loans and related receivables, net	415,354	244,723	150,172

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts
The following table summarizes the activities of the Company’s allowance for credit losses related to uncollectible merchant cash advances and loans receivable:

	Three months ended		Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	$	$	$	$
Allowance, beginning of the period	21,664	19,110	18,580	12,781
Provision for credit losses related to uncollectible merchant cash advances receivable	9,702	2,560	15,425	9,656
Merchant cash advances receivable charged off, net of recoveries	(2,052)	(2,300)	(4,671)	(4,499)
Provision for credit losses related to uncollectible loans receivable	984	(736)	1,208	1,071
Loans receivable charged off, net of recoveries	(381)	(501)	(625)	(876)
Allowance, end of the period	29,917	18,133	29,917	18,133
Related receivables	—	(4,700)	—	(4,700)
Allowance, net of related receivables	29,917	13,433	29,917	13,433

8.Leases

The Company has office leases in Canada, the United States, Singapore, Ireland and other countries in Europe and Asia. These leases have remaining lease terms of 1 year to 11 years, some of which include options to extend the leases for up to 10 years. Additional office space leases are set to commence between 2021 and 2026, at which point the Company's right-of-use assets and lease liabilities will increase. The Company has entered into various lease agreements for office and commercial space that are set to commence after June 30, 2021, which will create significant right-of-use assets and lease liabilities. All of the Company's leases are operating leases.

The components of lease expense were as follows:

	Three months ended		Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	$	$	$	$
Operating lease expense	5,218	5,126	10,721	10,726
Variable lease expense, including non-lease components	2,910	4,067	6,172	7,549
Total lease expense	8,128	9,193	16,893	18,275

As at June 30, 2021, the weighted average remaining lease term is 8 years and the weighted average discount rate is 4.2% (December 31, 2020 - 9 years and 4.4%, respectively).

During the year ended December 31, 2020, in light of the COVID-19 pandemic, the Company decided to move from a primarily physical office-centric work model to a primarily digital work-from-home-centric work model. The Company plans to keep, but repurpose certain office locations to support the new model and terminate or sublet other office locations that it ceases to use. In the three months ended June 30, 2021 the Company started subleasing some of its office locations resulting in $326 of sublease income, which is recorded as an offset within the total lease expense disclosed above.

With respect to certain office locations expected to be kept, but repurposed, the Company has recognized accelerated depreciation of certain leasehold improvements and furniture in order to reflect changes that it plans to make to accommodate greater physical distancing and increased team onsite meeting spaces.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts
During the year ended December 31, 2020, the Company identified $40,457 of leasehold improvements and furniture that will be accelerated over a 2 to 3 year period as the Company retrofits its existing offices.

With respect to certain office space the Company has ceased using, for which the lease has been or will be either terminated or sublet, these decisions resulted in impairment charges of $14,785 related to its right-of-use assets and $16,838 related to its leasehold improvements in the year ended December 31, 2020.

Maturities of lease liabilities as at June 30, 2021 were as follows:

Fiscal Year	Operating Leases $
Remainder of 2021	19,854
2022	41,524
2023	48,342
2024	56,056
2025	59,128
Thereafter	426,594
Total future minimum payments	651,498
Minimum payments related to leases that have not yet commenced	(182,627)
Minimum payments related to variable lease payments, including non-lease components	(268,080)
Imputed interest	(33,787)
Total lease liabilities	167,004

9.Goodwill

The Company's goodwill relates to previous acquisitions of various companies including, but not limited to, 6 River Systems, Inc. (6RS) which was acquired on October 17, 2019.

No goodwill impairment was recognized in the three and six months ended June 30, 2021 or in the year ended December 31, 2020.

There have been no gross changes in the carrying amount of goodwill in the six months ended June 30, 2021 or in the year ended December 31, 2020.

10.Convertible Senior Notes

In September 2020, the Company issued $920,000 aggregate principal amount of 0.125% convertible senior notes due 2025. The net proceeds from the issuance of the Notes were $907,950 after deducting underwriting fees and offering costs.

The interest on the Notes is payable semi-annually in arrears on May 1 and November 1 of each year, beginning on May 1, 2021. The Notes will mature on November 1, 2025, unless earlier redeemed or repurchased by the Company or converted pursuant to their terms.

The Notes will have an initial conversion rate of 0.6944 Class A subordinate voting shares per one thousand dollars of principal amount of Notes, which is equivalent to an initial conversion price of approximately $1,440.09 per share. The conversion rate is subject to adjustment following the occurrence of certain specified events, as set out or defined in the Trust indenture agreement for the Notes. In addition, upon the occurrence of a make-whole fundamental change prior to the maturity date or upon our issuance of a notice of redemption, as set out or defined in the Trust indenture agreement for the Notes, the Company will, in certain circumstances, increase the conversion rate by a number of additional Class A

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts
subordinate voting shares for a holder that elects to convert its Notes in connection with such make-whole fundamental change or during the relevant redemption period.

Prior to the close of business on the business day immediately preceding August 1, 2025, the Notes may be convertible at the option of the holders only under the following circumstances:

(1) during any calendar quarter commencing after March 31, 2021, and only during such calendar quarter, if the last reported sale price of the Class A subordinate voting shares on the New York Stock Exchange (the "NYSE") for at least 20 trading days (whether or not consecutive) in a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is more than or equal to 130% of the conversion price for the Notes on each applicable trading day;

(2) during the ten business day period after any ten consecutive trading day period in which, for each trading day of that period, the trading price per one thousand dollars principal amount of Notes for each trading day was less than 98% of the product of the last reported sale price of the Class A subordinate voting shares on the NYSE and the conversion rate for the Notes on each such trading day;

(3) if the Company calls any or all of the Notes for optional redemption, clean-up redemption or tax redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the redemption date; or

(4) upon the occurrence of certain specified corporate events.

On or after August 1, 2025, until the close of business on the second scheduled trading day immediately preceding the maturity date, holders of the Notes may, at their option, convert all or any portion of their Notes regardless of the foregoing conditions.

Upon conversion, the Company can elect to settle in cash, Class A subordinate voting shares, or a combination of cash and Class A subordinate voting shares.

On or after September 15, 2023, the Company may, at its option, redeem for cash all or any portion of the Notes if the last reported sale price of the Company's Class A subordinate voting shares on the NYSE has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No "sinking fund" is provided for the Notes.

The Company may redeem for cash all, but not less than all, of the Notes at any time if less than $80,000 aggregate principal amount of Notes remains outstanding at such time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

The Company may redeem all, but not less than all, of the Notes if the Company has or would become obligated to pay to the holder of any Note additional amounts (which are more than a de minimis amount) as a result of a change in applicable Canadian tax laws or regulations after September 15, 2020 at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest (including additional interest, if any) to, but excluding, the applicable redemption date but without reduction for applicable Canadian taxes (except in respect of certain excluded holders).

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts
Upon the occurrence of a fundamental change (as set out or defined in the Trust indenture agreement for the Notes) prior to the maturity date of the Notes, the Company, subject to limited exceptions, will be required to offer to purchase all of the Notes for cash at a price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest thereon to, but excluding, the fundamental change purchase date.

The Notes are governed by customary terms and covenants, including that upon certain events of default occurring and continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding may declare 100% of the principal of, and accrued and unpaid interest on, all the Notes to be due and payable immediately.

The Notes are senior unsecured obligations and will rank senior in right of payment to any of the Company’s indebtedness that is expressly subordinated in right of payment to the Notes; equal in right of payment with the Company’s existing and future unsecured liabilities that are not so subordinated; effectively subordinated to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally junior to all indebtedness and other liabilities (including trade payables) of current or future subsidiaries of the Company.

The Company accounts for the Notes as a single unit of account on the balance sheet. The carrying value of the liability is represented by the face amount of the Notes, less total offering costs, plus any amortization of offering costs. Total offering costs upon issuance of the Notes were $12,050 and are amortized to interest expense using the effective interest rate method over the contractual term of the Notes. Interest expense is recognized at an annual effective interest rate of 0.38% over the contractual term of the Notes.

The net carrying amount of the outstanding Notes was as follows:

	June 30, 2021	December 31, 2020
	$	$
Principal	920,000	920,000
Unamortized offering costs (1)	(10,209)	(9,434)
Unamortized discounts (1)	—	(152,558)
Net carrying amount	909,791	758,008
(1) Prior to the adoption of ASU 2020-06 on January 1, 2021, the Company accounted for its Notes as separate liability and equity components. The comparative figures represent the offering costs and debt discount related to the liability component prior to adoption.

The following table sets forth the interest expense recognized related to the outstanding Notes:

	Three months ended	Six months ended
	June 30, 2021	June 30, 2021
	$	$
Contractual interest expense	284	572
Amortization of offering costs	586	1,171
Total interest expense related to the outstanding Notes	870	1,743

11.Credit Facility

The Company has a revolving credit facility with Royal Bank of Canada for $8,000 CAD. The credit facility bears interest at the Royal Bank Prime Rate plus 0.30%. As at June 30, 2021 the effective rate was 2.75%, and no cash amounts have been drawn under this credit facility.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts
12.Commitments and Contingencies

Unconditional Purchase Obligations

The Company has entered into agreements where it commits to certain usage levels related to third party services. The amount of the minimum fixed and determinable portion of the unconditional purchase obligations over the next five years, as at June 30, 2021, was $163,314.

Litigation and Loss Contingencies

The Company records accruals for loss contingencies when losses are probable and reasonably estimable. From time to time, the Company may become a party to litigation and subject to claims incidental to the ordinary course of business, including intellectual property claims, labour and employment claims and threatened claims, breach of contract claims, tax and other matters. The Company currently has no material pending litigation or claims. The Company is not aware of any litigation matters or loss contingencies that would be expected to have a material adverse effect on the business, consolidated financial position, results of operations, or cash flows.

13.Shareholders’ Equity

Public Offerings

In February 2021, the Company completed a public offering in which it issued and sold 1,180,000 Class A subordinate voting shares at a public offering price of $1,315.00 per share. The Company received total net proceeds of $1,541,168 after deducting offering fees and expenses of $10,532.

In September 2020, the Company completed a public offering in which it issued and sold 1,265,000 Class A subordinate voting shares at a public offering price of $900.00 per share, including the 165,000 Class A subordinate voting shares purchased by the underwriters pursuant to the exercise of the over-allotment option. The Company received total net proceeds of $1,117,646 after deducting offering fees and expenses of $20,854.

In May 2020, the Company completed a public offering in which it issued and sold 2,127,500 Class A subordinate voting shares at a public offering price of $700.00 per share, including the 277,500 Class A subordinate voting shares purchased by the underwriters pursuant to the exercise of the over-allotment option. The Company received total net proceeds of $1,460,945 after deducting offering fees and expenses of $28,305.

Common Stock Authorized

The Company is authorized to issue an unlimited number of Class A subordinate voting shares and an unlimited number of Class B multiple voting shares. The Class A subordinate voting shares have one vote per share and the Class B multiple voting shares have 10 votes per share. The Class B multiple voting shares are convertible into Class A subordinate voting shares on a one-for-one basis at the option of the holder. Class B multiple voting shares will also automatically convert into Class A subordinate voting shares in certain other circumstances.

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares issuable in series. Each series of preferred shares shall consist of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the Company’s Board of Directors prior to the issuance thereof. Holders of preferred shares, except as otherwise provided in the terms specific to a series of preferred shares or as required by law, will not be entitled to vote at meetings of holders of shares.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

Stock-Based Compensation

As at June 30, 2021 there were 25,147,442 shares reserved for issuance under the Company's Stock Option Plan and Long Term Incentive Plan.

The following table summarizes the stock option and Restricted Share Unit ("RSU") award activities under the Company's share-based compensation plans for the six months ended June 30, 2021:

	Shares Subject to Options Outstanding					Outstanding RSUs
	Number of Options (1)	Weighted Average Exercise Price $	Remaining Contractual Term (in years)	Aggregate Intrinsic Value (2) $	Weighted Average Grant Date Fair Value $	Outstanding RSUs	Weighted Average Grant Date Fair Value $
December 31, 2020	2,489,277	103.76	5.45	2,559,442	—	1,112,967	377.08
Stock options granted	129,853	1,266.08	—	—	530.44	—	—
Stock options exercised	(618,688)	69.97	—	—	—	—	—
Stock options forfeited	(48,437)	822.14	—	—	—	—	—
RSUs granted	—	—	—	—	—	232,032	1,220.23
RSUs settled	—	—	—	—	—	(435,881)	254.94
RSUs forfeited	—	—	—	—	—	(77,650)	537.16
June 30, 2021	1,952,005	173.97	5.21	2,512,252	—	831,468	661.45

Stock options exercisable as of June 30, 2021	1,544,504	69.19	4.49	2,149,619
(1) As at June 30, 2021 759,573 of the outstanding stock options were granted under the Company's Legacy Option Plan and are exercisable for Class B multiple voting shares, 1,150,967 of the outstanding stock options were granted under the Company's Stock Option Plan and are exercisable for Class A subordinate voting shares, and 41,465 of the outstanding stock options were granted under the 6 River Systems 2016 Amended and Restated Stock Option and Grant Plan and are exercisable for Class A subordinate voting shares.
(2) The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock option awards and the closing market price of the Company's Class A subordinate voting shares as of June 30, 2021 and December 31, 2020.

As at June 30, 2021 the Company had issued 898 Deferred Share Units under its Long Term Incentive Plan.

In connection with the acquisition of 6RS, 122,080 Class A subordinate voting shares were issued with trading restrictions. The restrictions on these shares are lifted over time and are being accounted for as stock-based compensation as the vesting is contingent on continued employment and therefore related to post-combination services. As at June 30, 2021, 91,560 of the Class A subordinate voting shares remained restricted.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

The following table illustrates the classification of stock-based compensation expense in the condensed consolidated statements of operations and comprehensive income (loss), which includes both stock-based compensation and restricted share-based compensation expense.

	Three months ended		Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	$	$	$	$
Cost of revenues	1,637	1,188	3,152	2,336
Sales and marketing	9,671	10,613	18,524	21,820
Research and development	48,747	39,361	93,036	71,965
General and administrative	21,903	11,162	36,402	19,955
	81,958	62,324	151,114	116,076

14.Changes in Accumulated Other Comprehensive Income (Loss)

The following table summarizes the changes in accumulated other comprehensive income (loss), which is reported as a component of shareholders’ equity, for the six months ended June 30, 2021 and 2020:

	Accumulated Other Comprehensive Income (Loss)
	Six months ended
	June 30, 2021	June 30, 2020
	$	$
Balance, beginning of the period	8,770	1,046

Other comprehensive income (loss) before reclassifications	11,040	(13,442)
(Gain) loss on cash flow hedges reclassified from accumulated other comprehensive income (loss) to earnings were as follows:
Cost of revenues	(852)	257
Sales and marketing	(4,734)	1,390
Research and development	(10,111)	2,883
General and administrative	(2,782)	776
Tax effect on unrealized loss on cash flow hedges	1,972	2,156
Other comprehensive loss, net of tax	(5,467)	(5,980)
Balance, end of the period	3,303	(4,934)

15.Income Taxes

The Company's provision for, or recovery of, income taxes is determined by applying the estimated annual effective tax rate to income or loss from recurring operations and adding the effects of any discrete income tax items specific to the period.

The Company updates its estimate of the annual effective tax rate each quarter and makes cumulative adjustments if its estimated annual tax rate changes. The Company’s effective tax rate may be subject to fluctuation during the year as new information is obtained, which may affect the assumptions used to estimate the annual effective tax rate, including factors such as the mix of forecasted pre-tax earnings in the various jurisdictions in which the Company operates, valuation allowances against deferred tax assets, the recognition and derecognition of tax benefits related to uncertain tax positions, and changes in or the interpretation of tax laws in jurisdictions where the Company conducts business.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

During the six months ended June 30, 2021, the Company released a portion of the valuation allowance against its deferred income tax assets in Canada due to the overall unrealized gain on the Company’s equity and other investments. As a result of the unrealized gain on equity and other investments, ongoing operations, other discrete items, primarily related to tax benefits for share-based compensation, the Company's ability to carry-back losses to prior years in Canada, and the recognition of deferred tax assets in Canada, the Company has a provision for income taxes of $40,222 and $151,321 in the three and six months ended June 30, 2021, respectively. The Company had a recovery of income taxes of $31,630 and $60,325 in the three and six months ended June 30, 2020, respectively, primarily due to tax benefits for share-based compensation, the impairment of right-of-use assets and fixed assets, the Company's ability to carry-back losses to prior years in Canada, and the recognition of deferred tax assets in the United States.

16.Net Income per Share

The Company applies the two-class method to calculate its basic and diluted net income per share as both classes of its voting shares are participating securities with equal participation rights and are entitled to receive dividends on a share for share basis.

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Three months ended		Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Numerator:
Net income	$879,093	$35,998	$2,137,538	$4,569
After tax effect of debt interest	639	—	1,281	—
Net income after tax effected debt interest	$879,732	$35,998	$2,138,819	$4,569

Denominator:
Basic weighted average number of shares outstanding	124,547,501	118,740,645	123,899,177	117,773,612
Effect of dilutive securities(1)	2,927,562	4,009,335	3,176,175	4,145,595
Diluted weighted average number of shares	127,475,063	122,749,980	127,075,352	121,919,207

Net income per share:
Basic	$7.06	$0.30	$17.25	$0.04
Diluted	$6.90	$0.29	$16.83	$0.04
(1) Included in the effect of dilutive securities is the assumed conversion of employee stock options, employee RSUs and the Notes.

17.Comparative Figures

Certain comparative figures have been reclassified in order to conform to the current period presentation.

18.Subsequent Event

Consistent with the Company's ongoing strategic investments, on July 6, 2021, the Company made an incremental $200,000 investment in a private company, that is a partner in its ecosystem. The Company continues to have a minority ownership in the private company.